Exhibit 8.01

Subsidiaries of Linx S.A.

The following are the subsidiaries of Linx S.A. as of the date of this annual report:

Subsidiary	Jurisdiction of Organization
Linx Sistemas e Consultoria Ltda.	Brazil
Linx Telecomunicações Ltda.	Brazil
Napse S.R.L.	Argentina
Sociedad Ingenería de Sistemas Napse IT de Chile Limitada	Chile
Synthesis I.T. Peru S.R.L.	Peru
Synthesis Holding LLC	United States
Synthesis US LLC	United States
Synthesis IT de Mexico S. R.L.	Mexico
Retail Americas S. de R.L. de C.V.	Mexico
Linx Pay Meios de Pagamentos Ltda.	Brazil
Safira Serviços Digitais Ltda.	Brazil
Ametista Serviços Digitais Ltda.	Brazil
Diamante Serviços Digitais Ltda.	Brazil
Esmeralda Serviços Digitais Ltda.	Brazil
Hiper Software S.A.	Brazil
SetaDigital Sistemas Gerenciais Ltda.	Brazil
RRA Ferreira Ltda.	Brazil